Sterling Capital Funds

434 Fayetteville Street, Fifth Floor

Raleigh, NC 27601

(800) 228-2872

August 18, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement on
Form N-14 for Sterling Capital Funds (the “Funds” or “Registrant”)
(File No. 333-205870)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant and the Registrant’s principal underwriter, Sterling Capital Distributors, LLC, hereby respectfully request that the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-205870) be accelerated so that it will become effective on August 20, 2015, or as soon as thereafter practicable.

Should the Securities and Exchange Commission (the “Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the filing effective, the Registrant acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that the action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions relating to the filing, please call David Williams of Drinker Biddle & Reath LLP at (312) 569-1107.

Sincerely,

STERLING CAPITAL FUNDS

/s/ Todd M. Miller

Todd M. Miller
Secretary

STERLING CAPITAL DISTRIBUTORS, LLC

/s/ Mark Fairbanks
Mark Fairbanks
President